UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Cohen & Company Inc.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

19248U 105

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 6

CUSIP No. 19248U 105
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) James J. McEntee, III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 640,299 shares
	6.	Shared voting power -0-
	7.	Sole dispositive power 639,133 shares
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 640,299 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.2%
12.	Type of reporting person (see instructions) IN

	SCHEDULE 13G	Page 3 of 6

CUSIP No. 19248U 105

Item 1.	(a)	Name of Issuer:

Cohen & Company Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Cira Centre 2929 Arch Street, 17th Floor Philadelphia, Pennsylvania 19104

Item 2.	(a)	Name of Person Filing:

James J. McEntee, III

	(b)	Address of Principal Business Office, if none, Residence:

Cira Centre 2929 Arch Street, 17th Floor Philadelphia, Pennsylvania 19104

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

	(e)	CUSIP Number:

19248U 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	SCHEDULE 13G	Page 4 of 6

CUSIP No. 19248U 105

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned: 640,299 shares

	(b)	Percent of Class: 6.2%

	(c)	Number of Shares as to which the person has:

		i.	Sole power to vote or to direct the vote: 640,299 shares

		ii.	Shared power to vote or to direct the vote: 0

		iii.	Sole power to dispose or to direct the disposition of: 639,133 shares

		iv.	Shared power to dispose or to direct the disposition of: 0

	SCHEDULE 13G	Page 5 of 6

CUSIP No. 19248U 105

The percentages used herein are based on 10,343,347 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. McEntee for purposes of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Member of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

	SCHEDULE 13G	Page 6 of 6

CUSIP No. 19248U 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010	/S/ JAMES J. MCENTEE, III
James J. McEntee, III